02056053

SEC File No. 1-12838

# FORM 6-K
# REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 11-31-01

For the month of November, 2001
(Submission No. 2)

BEMA GOLD CORPORATION
(Translation of Registrant's name into English)

#3113, Three Bentall Centre, P.O. Box 49113,

595 Burrard Street, Vancouver, BC, V7X 1G4 Canada
(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __✓__

PROCESSED
AUG 28 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No __✓__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEMA GOLD CORPORATION
(Registrant)

By: [signature]
(Signature)

Roger Richer, Vice President, Administration,

Secretary and General Counsel
(Name and Title of Signing Officer)

Date: August 19, 2002

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

# BC Form 45-902F

**(formerly Form 20)**

**Securities Act**

## Report of Exempt Distribution

Report of a distribution made under section 74(2) (1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

   Bema Gold Corporation
   18th Floor, 1138 Melville Street
   Vancouver, B.C. V6E 4S3
   Telephone: (604) 681-8371

2. State whether the Issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is NOT an exchange issuer.

3. Describe the type of security (the "Security") and the aggregate number distributed:

   Senior secured convertible notes in the aggregate principal amount of US$1,000,000 bearing an interest rate of 10% per annum. The principal amount of the convertible notes ("Convertible Notes") is exercisable into common shares ("Shares") at a price of Cdn$0.85 per Share until September 30, 2008, subject to the terms and conditions of the certificates representing the Convertible Notes.

4. Date of the distribution(s) of the security:

   November 26, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made:

   Section 74(2)(4) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

(a)

| **Full Name and Residential Address of Purchaser** | **Number of Securities Purchased** | **Price Per Share (Cdn $)** | **Total Purchase Price (Cdn $)** | **Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number** |
|---|---|---|---|---|
| Standard Bank London Limited<br>25 Dowgate Hill,<br>Canon Bridge House<br>London, England<br>EC4R 25B | Convertible notes in the principal amount of US$500,000 convertible into 864,706 shares | $0.85 | $735,000[1] | 74(2)(4) |
| Bayerische Hypo-und Vereinsbank AG<br>AM Tucherpark A (FPA)<br>Munich, Germany<br>80538 | Convertible notes in the principal amount of US$500,000 convertible into 864,706 shares | $0.85 | $735,000[1] | 74(2)(4) |
| Total | Convertible notes in the principal amount of US$1,000,000 convertible into 1,729,412 shares | | $1,470,000[1] | |

[1] based on an exchange ratio of Canadian dollars to US dollars of 1:47:1

(b) The Issuer has prepared and certified a list comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

Not Applicable

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

Nil

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

| Name and Address of Agent | Compensation Paid (number and type of security and/or cash amount (Canadian $) | Price Per Share (Canadian $) | Name of Purchaser |
|---|---|---|---|
| N/A | N/A | N/A | N/A |

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

Not Applicable

10. If the distribution of the security was under section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

Not Applicable

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

Not Applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 26th day of November, 2001.

**Bema Gold Corporation**
Name of Issuer

[signature]
Signature of Authorized Signatory

**Clive Johnson, President**
Name and Office of Authorized Signatory

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

# BC Form 45-902F

**(formerly Form 20)**

**Securities Act**

## Report of Exempt Distribution

Report of a distribution made under section 74(2) (1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

   Bema Gold Corporation
   18th Floor, 1138 Melville Street
   Vancouver, B.C. V6E 4S3
   Telephone: (604) 681-8371

2. State whether the Issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is NOT an exchange issuer.

3. Describe the type of security (the "Security") and the aggregate number distributed:

   Senior secured convertible notes in the aggregate principal amount of US$1,000,000 bearing an interest rate of 10% per annum. The principal amount of the convertible notes ("Convertible Notes") is exercisable into common shares ("Shares") at a price of Cdn$0.85 per Share until September 30, 2008, subject to the terms and conditions of the certificates representing the Convertible Notes.

4. Date of the distribution(s) of the security:

   November 7, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made:

   Section 74(2)(4) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

(a)

| **Full Name and Residential Address of Purchaser** | **Number of Securities Purchased** | **Price Per Share (Cdn $)** | **Total Purchase Price (Cdn $)** | **Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number** |
|---|---|---|---|---|
| Standard Bank London Limited<br>25 Dowgate Hill,<br>Canon Bridge House<br>London, England<br>EC4R 25B | Convertible notes in the principal amount of US$500,000 convertible into 864,706 shares | $0.85 | $735,000[1] | 74(2)(4) |
| Bayerische Hypo-und Vereinsbank AG<br>AM Tucherpark A (FPA)<br>Munich, Germany<br>80538 | Convertible notes in the principal amount of US$500,000 convertible into 864,706 shares | $0.85 | $735,000[1] | 74(2)(4) |
| Total | Convertible notes in the principal amount of US$1,000,000 convertible into 1,729,412 shares | | $1,470,000[1] | |

[1] based on an exchange ratio of Canadian dollars to US dollars of 1:47:1

(b) The Issuer has prepared and certified a list comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

Not Applicable

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

Nil

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

| Name and Address of Agent | Compensation Paid (number and type of security and/or cash amount (Canadian $) | Price Per Share (Canadian $) | Name of Purchaser |
|---|---|---|---|
| N/A | N/A | N/A | N/A |

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

Not Applicable

10. If the distribution of the security was under section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

Not Applicable

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

Not Applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 7th day of November, 2001.

**Bema Gold Corporation**
Name of Issuer

Signature of Authorized Signatory

**Roger Richer, Secretary & Director**
Name and Office of Authorized Signatory